Exhibit 99.1

July 2, 2009

Thomson Reuters previously furnished to the SEC and filed with the Canadian securities regulatory authorities certain announcements that it made in June 2009 in the United Kingdom via RNS, a Regulatory Information Service. Included below are certain other RNS announcements made during June 2009.

THOMSON REUTERS PLC – RNS ANNOUNCEMENTS

Large Shareholder RNS Announcements

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	Royal Bank of Canada
4. Full name of shareholder(s) (if different from 3):	Phillips, Hager & North Investment Management Ltd. RBC Asset Management Inc. RBC Trustees (CI) Ltd. Royal Bank of Canada The Regent Trust Company Ltd.
5. Date of transaction (and date on which the threshold is crossed or reached if different):	June 23, 2009
6. Date on which issuer notified:	June 23, 2009
7. Threshold(s) that is/are crossed or reached:	7%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary Shares ISIN: GB00B29MWZ99	13,511,103	13,511,103	11,906,103	0	11,906,103	0%	100%

B: Financial Instruments

Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A

Total (A+B)

Number of voting rights	Percentage of voting rights
11,906,103	6.57%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Phillips, Hager & North Investment Management Ltd. indirectly holds 4,701,361 ordinary shares or 2.59% of the voting rights; Phillips, Hager & North Investment Management Ltd. is a wholly owned subsidiary of RBC PH&N Holdings Inc. which is a wholly owned subsidiary of Royal Bank Holding Inc. which is a wholly owned subsidiary of Royal Bank of Canada.

RBC Asset Management Inc. indirectly holds 7,202,765 ordinary shares or 3.97% of the voting rights; RBC Asset Management Inc. is a wholly owned subsidiary of Royal Bank Holding Inc. which is a wholly owned subsidiary of Royal Bank of Canada.

RBC Trustees (CI) Ltd. indirectly holds 1,977 ordinary shares or 0.001% of the voting rights; RBC Trustees (CI) Ltd. is a wholly owned subsidiary of RBC Finance B.V. which is a wholly owned subsidiary of Royal Bank of Canada.

The Regent Trust Company Ltd. indirectly holds 16 ordinary shares or 0% of the voting rights; The Regent Trust Company Ltd. is a wholly owned subsidiary of RBC Finance B.V. which is a wholly owned subsidiary of Royal Bank of Canada.

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

Other RNS Announcements

Thomson Reuters PLC

Director Declaration

NEW YORK, NY - June 12, 2009 - Pursuant to UK Listing Rule 9.6.14R, Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced it has been notified that Lawton Fitt, a member of its board of directors, has been appointed to the board of Progressive Corporation, a company listed on the New York Stock Exchange, effective June 11, 2009.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Director Declaration

NEW YORK, NY - June 15, 2009 - Pursuant to UK Listing Rule 9.6.14R, Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced it has been notified that W. Geoffrey Beattie, a Deputy Chairman, has been appointed to the board of the General Electric Company, a company listed on the New York Stock Exchange, effective June 12, 2009.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY - June 18, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited acquired the following Thomson Reuters shares through dividend reinvestment plans:

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
June 15, 2009	Purchase - Dividend Reinvestment Plan	Common Shares	105,568	C$34.28
June 15, 2009	Purchase - Dividend Reinvestment Plan	Ordinary Shares	84,188	1,711 pence

Thomson Reuters was notified of the above transactions on June 17, 2009.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 430,006,121 Thomson Reuters Corporation common shares, 25,029,324 Thomson Reuters PLC ordinary shares and 88,800 Thomson Reuters PLC American Depositary Shares (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% as at June 15, 2009 based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC.  The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.  Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY - June 26, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that it purchased the following common shares of Thomson Reuters Corporation on June 24, 2009 for four of its directors as part of their annual remuneration.

Name	Number of Common Shares	Average Price Per Share (US$)
Mary Cirillo	849	$28.71
Steven A. Denning	919	$28.71
Ken Olisa	192	$28.71
John M. Thompson	426	$28.71

Following these purchases, Ms. Cirillo beneficially owns  1,676 Thomson Reuters Corporation common shares and 11,201 Thomson Reuters Corporation deferred share units, Mr. Denning beneficially owns 24,742 Thomson Reuters Corporation common shares and 18,135 Thomson Reuters Corporation deferred share units. Mr. Olisa beneficially owns 1,265 Thomson Reuters Corporation common shares and 408 Thomson Reuters PLC ordinary shares, and Mr. Thompson beneficially owns 7,694 Thomson Reuters Corporation common shares, 11,400 Thomson Reuters PLC ordinary shares (represented by American Depositary Shares, each of which represents six ordinary shares) and 17,308 Thomson Reuters Corporation deferred share units.

Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies - Thomson Reuters Corporation and Thomson Reuters PLC.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY - June 30, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that it purchased 849 common shares of Thomson Reuters Corporation at an average price per share of US$28.71 on June 24, 2009 for Manvinder S. Banga, a director, as part of his annual remuneration.

Following this purchase, Mr. Banga beneficially owns 1,676 Thomson Reuters Corporation common shares.

Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies - Thomson Reuters Corporation and Thomson Reuters PLC.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY - June 30, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving common shares of Thomson Reuters Corporation.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
June 29, 2009	Donation	Common Shares	222,000	C$34.10
June 29, 2009	Purchase	Common Shares	222,000	C$34.10

Thomson Reuters was notified of the above transactions on June 29, 2009.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 430,006,121 Thomson Reuters Corporation common shares, 25,029,324 Thomson Reuters PLC ordinary shares and 88,000 Thomson Reuters PLC ADS (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC.   Woodbridge is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters - Voting Rights and Capital

NEW YORK, NY - June 30, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that:

•	Thomson Reuters PLC had 181,229,241 ordinary shares issued and outstanding as of the close of business (London time) on June 30, 2009; and

•	Thomson Reuters Corporation had 647,534,933 common shares issued and outstanding as of the start of business (Toronto time) on June 29, 2009.

Under its dual listed company (DLC) structure, Thomson Reuters has two parent companies - Thomson Reuters Corporation and Thomson Reuters PLC. Holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business. Thomson Reuters had a total of 828,764,174 common shares and ordinary shares issued and outstanding as of today.

Shareholders determining whether they need to notify their voting interest in, or a change in their voting interest in, Thomson Reuters PLC under the UK FSA's Disclosure and Transparency Rules may use 181,229,241 as the denominator for their calculations. Shareholders with notification requirements in the United Kingdom may also wish to consult with their legal advisors regarding any applicable U.S. or Canadian filings or notifications regarding their Thomson Reuters voting interests.

Thomson Reuters holds no shares in treasury at this time.

This notification is made in accordance with Disclosure and Transparency Rule 5.6.1.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC

elizabeth.maclean@thomsonreuters.com

Tel. no. 020 7542 6706